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                                                                EXHIBIT (12)(c)

                                  ONEOK, Inc.
                Computation of Ratio of Earnings to Fixed Charges

                                                          Year Ended
                                                         December 31,
(Unaudited)                                           2001          2000
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                                                     (Thousands of Dollars)

Fixed Charges, as defined
  Interest on long-term debt                       $  109,229    $   90,027
  Other interest                                       27,454        24,775
  Amortization of debt discount and expense             3,475         3,828
  Interest on lease agreements                          5,698         3,497
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    Total Fixed Charges                               145,856       122,127
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Earnings before income taxes and undistributed
  income from equity investees                        147,841       229,754
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Earnings available for fixed charges               $  293,697    $  351,881
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Ratio of earnings to fixed charges                       2.01 x        2.88 x
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For purposes of computing the ratio of earnings to fixed charges, "earnings"
consists of income before cumulative effect of a change in accounting principle plus fixed charges and income taxes, less undistributed income for equity investees. "Fixed charges" consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.